Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on March 24, 2020

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel on March 24, 2020 at 4:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”) for the following purposes:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2019 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the years ended December 31, 2018 and 2019;

2.	To approve the election of each of Dr. Yael Margolin and Mr. Adi Raviv as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, (the “Companies Law”);

3.	To approve the election of Mr. Samuel Moed and the re-election of Prof. Avner Rotman to the Board of Directors of the Company (the “Board of Directors”) until the first annual meeting held after the date of their appointment;

4.	To approve the re-election of Mr. Mark Germain, Dr. Ron Babecoff and Prof. George Lowell to the Board of Directors, each until the third annual meeting held after the date of their appointment, and to approve the grant of an indemnification and exculpation agreement letter to Dr. Ron Babecoff, under the same terms and conditions as granted to each of the Company’s officers and directors;

5.	To approve amendments to the Company’s Articles of Association to simplify the existing staggered Board of Directors structure;

6.	To approve the compensation of each of our external directors and non-management directors, in accordance with the requirements of the Companies Law;

7.	To approve grants of options to purchase American Depositary Shares (“ADSs”) of the Company to Dr. Yael Margolin and Mr. Adi Raviv, external directors of the Company, and to Prof. Avner Rotman and to Mr. Samuel Moed, non-management directors of the Company;

8.	To re-approve the grant of options to purchase ADSs of the Company to Mr. Mark Germain, chairman of the Board of Directors; and

9.	To approve an amendment to the Company’s Compensation Policy to increase the maximum annual premium payable for directors and officers liability insurance.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on February 18, 2020 shall be entitled to receive notice of and to vote at the General Meeting (the “Record Date”).

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than March 24, 2020, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than March 22, 2020, at 4:00 p.m. Israel time.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or at at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than March 15, 2020. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on March 31, 2020, at 4:00 p.m. (Israel Time) at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com, the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON March 24, 2020

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BiondVax Pharmaceuticals Ltd. (the “Company” or “BiondVax”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on March 24, 2020, at 4:00 p.m. Israel time at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2019 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the years ended December 31, 2018 and 2019;

2.	To approve the election of each of Dr. Yael Margolin and Mr. Adi Raviv as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, (the “Companies Law”);

3.	To approve the election of Mr. Samuel Moed and the re-election of Prof. Avner Rotman to the Board of Directors of the Company (the “Board of Directors”) until the first annual meeting held after the date of their appointment;

4.	To approve the re-election of Mr. Mark Germain, Dr. Ron Babecoff and Prof. George Lowell to the Board of Directors, each until the third annual meeting held after the date of their appointment, and to approve the grant of an indemnification and exculpation agreement letter to Dr. Ron Babecoff, under the same terms and conditions as granted to each of the Company’s officers and directors;

5.	To approve amendments to the Company’s Articles of Association to simplify the existing staggered Board of Directors structure;

6.	To approve the compensation of each of our external directors and non-management directors, in accordance with the requirements of the Companies Law;

7.	To approve grants of options to purchase American Depositary Shares (“ADSs”) of the Company to Dr. Yael Margolin and Mr. Adi Raviv, external directors of the Company, and to Prof. Avner Rotman and to Mr. Samuel Moed, non-management directors of the Company;

8.	To re-approve the grant of options to purchase ADSs of the Company to Mr. Mark Germain, chairman of the Board of Directors; and

9.	To approve an amendment to the Company’s Compensation Policy to increase the maximum annual premium payable for directors and officers liability insurance.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on February 18, 2019 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on February 18, 2020, the Company had outstanding 263,216 Ordinary Shares and 10,353,396 ADSs (representing an additional 414,135,840 Ordinary Shares), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four hours prior to the General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than March 24, 2020, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than March 22, 2020, at 4:00 p.m. Israel time.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about February 24, 2020. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Quorum and Voting

The quorum required for the General Meeting consists of at least one or more shareholders who are present at the General Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the voting rights of the Company, and such presence at the General Meeting will constitute a legal quorum. Abstentions and “broker non-votes”, as well as any abstentions for Ordinary Shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on March 31, 2020, at 4:00 p.m. (Israel Time) at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposals 1, 3, 4, 6, 7 and 8 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposal 2 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposal 5 requires the affirmative vote of at least 75% of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account.

The approval of Proposal 9 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 2 and 9 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than March 15, 2020. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Reporting Requirements

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, the Marketplace Rules of The Nasdaq Stock Market require that the Company’s audit committee approve the re-appointment of the independent auditors.

At the General Meeting, shareholders will be asked to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year ending December 31, 2019 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer be, and hereby is, appointed as the auditors of the Company for the year 2019 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPANY’S AUDITORS.

PROPOSAL NO. 2

ELECTION OF DR. YAEL MARGOLIN AND MR. ADI RAVIV AS EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Capital Market, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law, except if subject to certain conditions in the event that a company has no “controlling shareholder” as defined in the Companies Law. Because Mr. Marius Nacht is now considered a “controlling shareholder” of the Company, the Company is no longer eligible for the exemption from the requirement to appoint external directors.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be re-elected, subject to certain circumstances and conditions, for up to two additional terms of three years each, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms, each re-election subject to one of the following:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

●	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Our Board of Directors nominated Dr. Yael Margolin and Mr. Adi Raviv to serve as external directors of the Company. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board of Directors that is authorized to exercise the powers of the Board. If their nomination and compensation are approved at the General Meeting, Dr. Yael Margolin will be appointed to serve as the Chair of our audit and compensation committees, and Mr. Adi Raviv will be appointed to serve as a member of our audit and compensation committees, and will serve on the audit committee as the “audit committee financial expert”.

The Company has received a statement from each of Dr. Yael Margolin and Mr. Adi Raviv in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board of Directors has determined that each of Dr. Margolin and Mr. Raviv meet the independence and professional qualification requirements that apply to external directors under the Companies Law. In addition, the Board of Directors has determined that each of Dr. Margolin and Mr. Raviv: (1) satisfies the requirements for independence under the Nasdaq Marketplace Rules; (2) does not have any relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director; and (3) does not have a relationship to the Company which is material to his ability to be independent from management in connection with the duties of an audit or compensation committee member.

 The following background information for each of Dr. Yael Margolin and Mr. Adi Raviv, the nominees to serve as external directors, is provided based upon the information furnished to the Company by the nominees:

Dr. Yael Margolin, age 65, has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a bachelor of science in biology and a master of science Cum Laude from the department of microbiology, both from Tel Aviv University in Israel, a Ph.D. from the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yael University School of Medicine.

Adi Raviv, age 64, is a senior financial executive with a career spanning over 30 years. Since April 2016, Mr. Raviv has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives – New Era Lending from May 2015 to March 2016, and Kapitus (formerly, Strategic Funding Source) from 2009 to 2014. Mr. Raviv has extensive capital markets, cash management, corporate finance, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. Mr. Raviv has served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Dr. Yael Margolin and Mr. Adi Raviv be, and each of them hereby is, elected to hold office as an external director of the Company for a period of three years commencing the date hereof.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required to adopt this resolution. provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 3

ELECTION OF MR. SAMUEL MOED AND RE-ELECTION OF PROF. AVNER ROTMAN AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups. The term of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of their appointment.

In order to comply with the Articles and enable the three groups of directors to have as equal number of directors as possible, the Company is proposing that Mr. Samuel Moed be elected and that Prof. Avner Rotman be re-elected to serve until the first annual meeting held after the date of their appointment, at which time each would be eligible to be nominated to serve for a full three-year term.

The approval to elect Mr. Samuel Moed and re-elect Prof. Avner Rotman to serve as directors is subject to the approval by our shareholders of Proposal 5 described below to amend the Articles to simplify the existing staggered Board of Directors structure. If the election of Mr. Samuel Moed and/or Prof. Avner Rotman is approved by the required majority of shareholders but Proposal 5 is not approved by the shareholders, it is intended that the Board of Directors appoint Mr. Moed and/or Prof. Rotman, or both, as the case may be, as directors following the General Meeting to serve until the first annual meeting held after the date of their appointment~~s~~, as permitted under the current Articles, at which time it is intended that the Board of Directors nominate Mr. Moed and/or Prof. Rotman, or both, as the case may be, for election by the shareholders to serve full three-year terms in accordance with the Articles.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election or re-election of each of the two nominees to hold office until the first annual general meeting held after the date of their appointment, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why either of the nominees, if elected, should not be able to serve as a director.

Mr. Samuel Moed and Prof. Avner Rotman have each attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position

Mr. Samuel Moed	57	Director

Prof. Avner Rotman	76	Director

Samuel Moed has served as Senior Vice President, Corporate Strategy at Bristol Myers Squibb (“BMS”), a global biopharma company focused on innovative therapeutics, for the past six years, where he has led the strategic direction of the company with close linkage to all of its major businesses, functions and geographies. Previously, Mr. Moed oversaw strategy for BMS’s Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. He also led a number of businesses including President, US Pharma, and President WW Consumer Healthcare. Mr. Moed received a bachelor of arts degree in history from Columbia University in New York City.

Prof. Avner Rotman served as Chairman of our board of directors from 2005 until September 30, 2019, when he became a director. In 2000, Prof. Rotman founded and served until February 2019 as the Chief Executive Officer and Chairman of the board of directors of Rodar Technologies Ltd. Prof. Rotman also founded Bio-Dar Ltd. in 1984, and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a Ph.D. in chemistry from the Weizmann Institute of Science in Rehovot, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem. We believe that Prof. Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that each of Mr. Samuel Moed and Prof. Avner Rotman be elected to hold office as a director of the Company until the first annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 4

RE-ELECTION OF MR. MARK GERMAIN, DR. RON BABECOFF AND PROF. GEORGE LOWELL AS DIRECTORS, and approval of the grant of an indemnification and exculpation agreement letter to Dr. Ron Babecoff in the same form as granted to each of the Company’s officers and directors

According to the Articles, the Company’s directors are divided into three groups. The term of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of their appointment. The Company is proposing that each of Mr. Mark Germain, Dr. Ron Babecoff and Prof. George Lowell be re-elected, to serve until the third annual meeting held after the date of their appointment.

In addition, shareholders are asked to approve the grant of an indemnification and exculpation agreement letter to Dr. Ron Babecoff, in the same form and under the same terms and conditions as approved by the Company shareholders for the other Company officers and directors.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the third annual general meeting as described above, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Mark Germain, Dr. Ron Babecoff and Mr. George Lowell has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position

Mark Germain	69	Chairman of the Board of Directors

Dr. Ron Babecoff	57	President, Chief Executive Officer and Director

Prof. George H. Lowell	74	Director

Mark Germain was appointed as chairman of our Board of Directors on September 30, 2019, prior to which he served as vice chairman since June 2018. Mr. Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions. He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991. In addition to being a director of BiondVax, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and has served as a director on the board of Pluristem Therapeutics since 2007, including time as Co-Chairman. Mr. Germain also serves or has served as a director of the following companies that were reporting companies in the past: ChromaDex, Inc., Stem Cell Innovations, Inc., Omnimmune Corp. and Collexis Holdings, Inc. He is also a co-founder and director of a number of private companies in and outside the biotech field.

Dr. Ron Babecoff co-founded BiondVax in 2003, and has served as the Company’s President, Chief Executive Officer and a member of our Board of Directors since its inception. Prior to the founding of BiondVax, Dr. Babecoff served as Marketing Manager at Omrix Biopharmaceuticals Ltd. from 2000 to 2003. Dr. Babecoff holds a D.V.M. degree from the University of Liège (ULg), Belgium and a Master of Entrepreneurship and Innovation (MEI) from the Swinburne University of Technology of Melbourne, Australia.

Prof. George H. Lowell has served as a member of our Board of Directors since 2008. He also currently serves as a director and chief scientific officer at Healables Ltd., an Israeli digital health start-up company. From 2006 to 2007, Prof. Lowell served as Chief Scientific Officer for BioDefense at GlaxoSmithkline Biologicals (GSK), which acquired ID Biomedical Corp. (IDB), and as CSO of IDB (2001-2006), which in turn acquired Intellivax International Inc. and Intellivax Inc. Prof. Lowell served as founding CEO and then as President and CSO of the vaccine R&D companies he founded, Intellivax, Inc. in Baltimore (1994-2001) and Intellivax International Inc. in Montreal (1995- 2001). From 1974, Prof. Lowell served on active duty in the US Army Medical R&D Command, retiring in 1994 with the rank of Colonel. During this period he served as consultant in pediatric infectious diseases at The Walter Reed Army Medical Center and director of his laboratories at The Walter Reed Army Institute of Research in Washington, D.C. Prof. Lowell has held a number of academic posts, including Visiting Scientist at the Weizmann Institute of Science (Israel) and Visiting Professor, Hebrew University-Hadassah Medical Center (Israel). Prof. Lowell holds a B.A. from Yeshiva University, NY, NY, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University, NY, NY. Prof. Lowell performed three years of post-doctoral training in pediatrics and pediatric infectious diseases and immunology at NYU-Bellevue Medical Center, NY, NY and The Mount Sinai Medical Center, NY, NY.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that each of Mr. Mark Germain, Dr. Ron Babecoff and Prof. George Lowell be re-elected to hold office as a director of the Company until the third annual meeting held after the date of their appointment, and that the grant of an indemnification and exculpation agreement letter to Dr. Ron Babecoff under the same terms and conditions in the same form as granted to each of the Company’s officers and directors be and hereby is approved.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 5

APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION TO SIMPLIFY THE EXISTING STAGGERED BOARD OF DIRECTORS STRUCTURE

The proposal amends the Articles to simplify the existing staggered Board of Director structure, as provided in Appendix B.

According to the current Articles, the Company’s directors (other than external directors who are elected for a period of three years pursuant to the Companies Law) are divided into three groups, with the term of each group of directors expiring at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of their appointment. One group under the Articles is to consist of three directors while the other two groups under the Articles are to consist of two directors each.

The Articles also provide for limited flexibility in structuring the Board of Directors. The Articles do not specifically provide for the election of directors for less than three years in order to enable that the three groups of directors have as equal number of directors as possible. In addition, the Articles do not provide the Board of Directors at the time it appoints a director with flexibility in determining to which group of directors the new director shall be assigned.

The Articles also currently permit the appointment of up to 11 directors, but do not clarify how to allocate directors among the three groups when there are more than seven total directors.

The proposed amendments to the Articles would provide that each of the three groups of directors consists of one-third of the directors or as nearly equal in number as practicable rather than providing a specific number of directors in each group. The proposed amendments to the Articles would also permit shareholders to elect directors to a term of less than three years in order to enable that the three groups of directors have as equal number of directors as possible. In addition, the proposed amendments would enable the Board of Directors to fill any vacancy on the Board of Directors for the remaining period of time during which the director whose service has ended was filled would have held office. Lastly, the Articles would enable the Board of Directors to determine the class to which an additional director shall be assigned in the case of a vacancy due to the number of directors serving being less than the maximum number of directors permitted under the Articles.

The proposed amendments to the Articles are set forth on Appendix B attached hereto, marked to show changes against the current Articles.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that the amended Articles of Association, in the form attached hereto as Appendix B, and as previously approved by the Board of Directors, be, and is hereby approved.”

The affirmative vote of at least 75% of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 6

APPROVAL OF COMPENSATION TO OUR EXTERNAL DIRECTORS AND NON-MANAGEMENT DIRECTORS

Our Board of Directors recommends aligning and granting the same compensation to all our external directors under the Companies Law and all non-management directors, and to such other external directors and non-management directors to be appointed from time to time, excluding our chairman, Mr. Mark Germain, the compensation for whom was approved separately at a previous general meeting of shareholders. Assuming approval of Proposals 2, 3 and 4 to this Proxy Statement, our external directors under the Companies Law will be Dr. Yael Margolin and Mr. Adi Raviv, and our non-management directors under the Nasdaq Marketplace Rules (other than our chairman) will be Mr. Samuel Moed, Dr. Morris Laster, Dr. Ruth Ben Yakar, Prof. George Lowell, Prof. Avner Rotman and Isaac Devash.

Our Board of Directors has resolved to recommend to the shareholders at the General Meeting to approve the following compensation to our external directors and our other current or future non-management directors (other than our chairman) (currently Ms. Michal Marom Brikman (who has resigned from the Board of Directors effective at the General Meeting assuming that a replacement is approved by shareholders in Proposal 3 above), Dr. Morris Laster, Dr. Ruth Ben Yakar, Prof. George Lowell, Prof. Avner Rotman and Isaac Devash): (i) an annual cash payment of NIS 26,080 (representing a quarterly cash payment of NIS 6,520), and (ii) a cash payment of NIS 1,245 for attendance at each meeting of the Board of Directors and at each of its committees, a cash payment of NIS 747 for each participation at each meeting of the Board of Directors and at each of its committees by teleconference, and cash payment of NIS 622.50 for each written consent of the Board of Directors and each of its committees. All such amounts listed above shall be paid in NIS or the U.S. dollars equivalent.

The annual fees referred to above are intended to be a fixed-fee and shall be paid on a quarterly basis. There shall be no limit regarding the number and/or hours of meetings.

In addition, shareholders are asked to approve the grant of indemnification and exculpation agreement letters to our external directors and our other current or future non-management directors (other than our chairman) in the same form and under the same terms and conditions as approved by the Company shareholders for the other officers and directors.

The proposed compensation is in accordance with our compensation policy and in accordance with the regulations promulgated under the Companies Law.

Our shareholders will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the compensation of each of Dr. Yael Margolin and Mr. Adi Raviv, as external directors of the Company, and each of Ms. Michal Marom Brikman, Dr. Morris Laster, Dr. Ruth Ben Yakar, Prof. George Lowell, Mr. Samuel Moed, Prof. Avner Rotman and Mr. Issac Devash, as non-management directors of the Company, and to such other external directors and non-management directors (not including the chairman) who may be appointed to the Board of Directors from time to time, on such terms as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 7

APPROVAL OF GRANT OF OPTIONS TO PURCHASE SHARES IN THE COMPANY TO DR. YAEL MARGOLIN, MR. ADI RAVIV, PROF. AVNER ROTMAN AND MR. SAMUEL MOED

It is proposed to grant options to purchase American Depositary Shares (“ADSs”) of the Company to Dr. Yael Margolin and Mr. Adi Raviv, nominees to serve as external directors of the Company, and to Prof. Avner Rotman and Mr. Samuel Moed, a non-management director and non-management director nominee of the Company, respectively, (each such grant subject to the election or re-election of such director to the Board, as provided in Proposals 2 and 3 to this Proxy Statement), that are consistent with the terms of the options previously granted to other non-management directors of the Company (not including our chairman).

The Board of Directors has approved the proposed grant of options in light of each such director’s contribution and/or anticipated contribution to the Company. The purpose of the grant is, inter alia, to provide an equity incentive to contribute to the Company’s success and results of operations. The proposed grant would also align the compensation of the external directors with that of the other non-management directors of the Company in order to comply with the relative compensation track of the regulations under the Israeli Companies Law governing compensation of external directors.

When discussing the suggested grants to the aforementioned Company’s directors, Board of Directors took into consideration, inter alia: (a) the directors have the experience, knowledge, skills and management abilities in the fields relevant to the Company’s operations; (b) allocating options to the directors will increase their equity interest in the success of the Company and the results of its operations; and (c) the grants of options to the Company’s directors complies with the Compensation Policy.

The background and qualifications of Prof. Avner Rotman, Mr. Samuel Moed, Dr. Yael Margolin and Mr. Adi Raviv are described in Proposals 2 and 3 of this Proxy Statement.

The proposal would grant to each of the directors options to purchase 18,000 ADSs of the Company at an exercise price of $7.28 per ADS (equals to $0.182 per Ordinary Share), which is equal to 130% of the average closing price of the Company’s ADSs during the 30 trading days prior to November 20, 2019. the date of the Board of Directors meeting at which the grant was approved. The options would vest in equal annual installments during a period of three years commencing one year following November 20, 2019. First vesting is scheduled on November 20, 2020 and the options will become fully vested, in accordance with the terms of the grant, on November 20, 2022. The options will have a term of 10 years following November 20, 2019. The number of options and their terms are consistent with grants of options provided to other non-management directors of the Company (not including our chairman).

The equity grants comply with the Compensation Policy and the Company’s 2018 Israeli Share Option Plan, as amended.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 18,000 American Depositary Shares of the Company to each of Dr. Yael Margolin, Mr. Adi Raviv, Prof. Avner Rotman and Mr. Samuel Moed, subject to their election as directors of the Company at the General Meeting, on such terms as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 8

RE-APPROVAL OF GRANT OF OPTIONS TO PURCHASE SHARES OF THE COMPANY TO MR. MARK GERMAIN, OUR CHAIRMAN OF THE BOARD

It is proposed to re-approve the grant of options to purchase ADSs in the Company to Mr. Mark Germain, chairman of the Board of Directors, as previously approved by shareholders.

The Company shareholders previously approved a grant to Mr. Germain of options to purchase 130,710 ADSs of the Company at the Extraordinary General Meeting of Shareholders held on May 28, 2019. However, the proxy statement sent to shareholders inadvertently omitted the proposed exercise price of the options, which was calculated in accordance with the Company’s Compensation Policy. Shareholders are being asked to reapprove the grant, the number of options and the terms of which would remain identical to those previously approved by the Company shareholders at such Extraordinary General Meeting.

The proposal, as previously approved by shareholders, would grant to Mr. Germain options to purchase 130,710 ADSs of the Company at an exercise price of $7.98 per ADS (equals to $0.20 per Ordinary Share), which is equal to 130% of the average closing price of the Company’s ADSs during the 30 trading days prior to April 30, 2018, the date of the Board of Directors meeting at which the grant was approved. The options would vest in equal annual installments during a period of four years commencing one year following April 30, 2018. Thus, one-fourth of the options will be vested upon approval by shareholders, and the options will become fully vested, in accordance with the terms of the grant, on April 30, 2022. The term of the options will be 10 years following April 30, 2018.

The background and qualifications of Mr. Germain are described in Proposal 4 of this Proxy Statement.

The equity grants and related terms comply with the Compensation Policy and the Company’s 2018 Israeli Share Option Plan, as amended.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to re-approve the grant of option to acquire 130,710 American Depositary Shares of the Company to Mr. Mark Germain, on such terms as described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 9

APPROVAL OF AN AMENDMENTS TO THE COMPANY’S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law).

On November 20, 2019, the Board of Directors approved amendments to the Compensation Policy and recommended its approval by the shareholders in the form attached hereto as Appendix C (the “Amended Compensation Policy”). The proposed amendments to the Compensation Policy are intended principally to address the significant increase in recent years in premiums for directors and officers liability insurance policies for companies with securities listed in the U.S., and in particular biopharmaceutical companies such as us. The Company believes that the provision of such insurance is necessary to attract and retain qualified directors and officers. The proposed amendment would increase the maximum premium payable for directors and officers liability insurance and would also provide additional flexibility to the Company in case of future increases in the premiums for future directors and officers liability insurance policies.

The proposed amendments to the Compensation Policy on Appendix C are marked to show changes against the current Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Amended Compensation Policy for the Company’s directors and officers, in the form attached hereto as Appendix C, and as previously approved by the Board of Directors, be, and is hereby approved.”

The affirmative vote of at least a majority of the votes of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required to adopt this resolution, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board of Directors to approve the Amended Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board of Directors determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain

Chairman of the Board of Directors
Dated: February 24, 2020

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to BiondVax Pharmaceuticals Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B – Amendments to Articles of Association

The Board of Directors

78.	The number of directors, including any ~~the~~ external directors required by Israeli law, shall be no less than three and no more than eleven.

79.	The directors will be appointed at the annual meeting. ~~, and the~~ The directors, excluding the external directors, shall be classified into three groups (A, B and C) as nearly equal in number as practicable. Subject to the foregoing, the duration of their service~~, except for the external directors,~~ shall be as follows:

One-third ~~Three~~ of the directors will belong to group A, and the duration of their service shall be from the time of their appointment until the third annual meeting held after the date of their appointment.

One-third ~~Two~~ of the directors will be appointed to group B, and the duration of their service shall be from the time of their appointment until the third annual meeting held after the date of their appointment.

One-third ~~Two~~ of the directors will be appointed to group C, and the duration of their service shall be from the time of their appointment until the third annual meeting held after the date of their appointment.

At each annual meeting, the three-year duration of service of one group of directors shall expire, and the directors of such group will stand for election. Each of the directors or the successors elected to replace the directors of a group whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting held after the date of his or her election and until his or her respective successor is elected. If no directors are appointed at the annual meeting, the directors appointed at the previous annual meeting will continue their service. Directors whose service period has ended may be appointed again.

~~Notwithstanding the abovementioned, at the first annual meeting held after the aforementioned division into groups, the directors from group A will be appointed to a period up to the third annual meeting, the directors from group B for a period until the second annual meeting, and the directors from group C for a period until the first annual meeting. After the appointment period as aforementioned the directors will be appointed until the end of the third annual meeting as specified above (thus for example a director from group C will be appointed at the first meeting for a period until the next annual meeting, and after this period has ended the aforementioned director from group C will be appointed until the third annual meeting after his appointment).~~Directors may be elected for a term of less than three years in order to enable that the three groups of directors have as equal number of directors as possible as provided in this Article 79.

80.	Apart from anyone who served as director until the date of the annual meeting, no director shall be appointed at the annual meeting, unless the Board of Directors recommended the appointment thereof, or if a Company shareholder wishing to suggest him had submitted to the office, no later than seven days from the date of publishing the notice regarding the meeting, a document in writing signed by the shareholder, announcing the intention of same shareholder to suggest that this candidate be appointed as director, while the written consent of the candidate to serve as director is attached to the document.

81.	The Board of Directors may, from time to time, appoint an additional director or directors to the Company, whether for the purpose of filling the position of a director vacated for any reason whatsoever or as an additional director or directors, provided that the total amount of directors does not exceed the maximum number stated in article 78 above. ~~A director appointed as aforementioned will finish his service at the end of the annual meeting held after his appointment and may be appointed again.~~ The office of a director that was appointed by the Board to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in article 78 above, the Board shall determine at the time of appointment the class pursuant to Article 79 above, to which the additional director shall be assigned.

82.	The shareholders ~~Company~~ may, at an extraordinary meeting, appoint an additional director or directors to the Company, whether for the purpose of filling a position that was vacated for any reason whatsoever or as an additional director or directors. Directors appointed as abovementioned to fill a vacated position, except for external directors, will finish their service in accordance with the group to which the director whose position was vacated belonged, subject to the provisions of article 79 above.

83.	Article revoked.

84.	Notwithstanding the abovementioned, the Company Board of Directors and General Meeting may at any time, upon a resolution with a majority of at least 75% of the voting rights at the Board of Directors or General Meeting, as the case may be, remove from office any director, except for an external director, prior to the end of his service period, provided that the director is granted the reasonable opportunity to present his case before the General Meeting. In addition any General Meeting, with an ordinary majority resolution, may appoint in lieu of the director removed from office as abovementioned another person as director. A director appointed as abovementioned will serve in his position only for the period of service which the director whom he had replaced would have served.

85.	Article revoked.

86.	If the position of a director is vacated, the Board of Directors shall be entitled to continue to act with regard to any matter as long as the number of directors is no less than the minimum number of directors stated in article 78 above. If the number of directors is less than this number, the Board of Directors will not be entitled to act except for the purpose of convening a General Meeting in order to appoint additional director, however not for any other purpose.

87.	A director may resign by delivering notice to the Board of Directors, to the chairperson of the Board of Directors or the office, as is required subject to the Companies Law, and his resignation shall take effect on the date on which the notice was delivered, unless the notice states a later date. The director will disclose the reasons for his resignation.

88.	Subject to the provisions of the Companies Law, the Company may pay the directors compensation for fulfilling their duty as directors.

89.

89.1	A director is entitled to appoint a substitute and thus subject to approving him as alternate director by the Board of Directors (hereinafter referred to as the “Alternate Director”). Notwithstanding the abovementioned, anyone unsuitable to be appointed as director shall not be appointed and shall not serve as Alternate Director, and as well anyone serving as Company director or as Alternate Director for a Company director or as the representative of a corporation.

89.2	The Alternate Director is equal to the director for whom he serves as a substitute, and he will be entitled to attend the meetings of the Board of Directors and/or Board of Directors committees, participate and vote therein, same as the eligibility of the appointing director.

89.3	A director who had appointed an Alternate Director may, subject to the provisions of the law, revoke the appointment at any time. In addition, the position of Alternate Director will be vacated whenever the position of the director who had appointed the Alternate Director is vacated in any manner whatsoever.

89.4	Any appointment or revocation of the appointment of Alternate Director, as abovementioned, will be done by written notice delivered to the Alternate Director and to the Company, and shall take effect after the delivery of the letter of appointment, as abovementioned or on the date stated in the letter of appointment, according to the later date.

89.5	Subject to the provisions of the Companies Law, the Company may pay to the Alternate Director compensation for his participation in Board of Directors meeting.

Appendix C – Amendments to the Remuneration Policy for Company Officers

for the Years 2018 – 2021

3.	The Remuneration Committee and determining remuneration policy

3.1.	Serving on the Remuneration Committee at the time of initial approval of the renumeration policy:

(1)	Ruth Ben Yakar, External Director.

(2)	Morris Laster, External Director.

(3)	Michal Marom Brikman, Independent Director Committee Chair.

The remuneration policy was formulated by the Company’s Remuneration Committee as part of its deliberations on July 30th, 2016. The Company’s Board of Directors discussed the recommendations of the Remuneration Committee on August 6th, 2013. The remuneration policy was approved by the Remuneration Committee and the Company Board of Directors on December 3rd, 2013. The shareholders meeting approved the remuneration policy on January 16th, 2014. The Remuneration Committee and the Company’s Board of Directors and shareholders approved an update to the remuneration policy in ~~on April 15, 2018 and April 30,~~ 2018, and a further update to the renumeration policy was approved by Remuneration Committee and the Company’s Board of Directors in December 2019 ~~respectively~~, which is now brought before the general meeting for its approval.

During the deliberations of the Remuneration Committee and the Company’s Board of Directors meeting, the members were presented with internal and external comparative data, which are detailed below.

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4.5.	Personal liability protections and reduction of personal risk

Since the Company officers, including directors, CEOs and other senior executives, may be exposed to lawsuits due to actions they performed as part of their duties, with the intention of protecting officers and enabling them to act freely in the interests of the Company and the promotion of its goals, without fear of lawsuits, and out of desire to attract high quality candidates to serve as Company officers, the Company acts according to the provisions of the law and protects the Company officers, for operating as Company officers, by granting indemnification documents and insurance policy coverage.

(a)	Insurance: All the Company officers will be entitled to be included in an officers’ liability insurance policy according to the provisions of the law (Israeli and/or American). The Company will be authorized to enter into an agreement with insurers in order to secure the insurance coverage aforementioned, in exchange for an annual premium (for all the Company officers), which will not exceed ~~NIS 300,000~~$628,000 (considering the required extensions needed for raising funds in the United States).

(b)	Indemnification documents: company officers will be entitled to indemnification documents as will be customary in the Company from time to time, to the fullest extent permitted by law (Israeli and/or American) and the Company’s articles of association. The extent of the overall indemnification for all the Company officers due to an event, will not exceed 25% (twenty five percent) of the Company’s equity in US dollars at the time of granting the indemnification in practice, in addition to the sums received, if received, from the insurance company as part of the insurance which the Company entered into an agreement to acquire. The Indemnification document will include the required extensions for raising funds in the United States and/or for any research or commercial activity in the United States and Europe.

(c)	Exemption documents: Company officers will be entitled to exemption documents to the fullest extent permitted by law (Israeli and/or American).